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CELEBRATE THE GOOD TYMES IN LYFE
YOUR GO TO PLACE FOR ALL
CELEBRATIONS IN LIFE!
CELEBRATING HAS NEVER BEEN EASIER!
START YOUR CELEBRATION
CREATE • INSPIRE • SHARE • PLAN

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Katie Cunningham · 2nd

LYFETYMES

Founder | LYFETYMES | FamTech | Creating Millions of Memories | Celebrate The Good TYMES In LYFE

San Antonio, Texas · 500+ connections · Contact info

About

LYFETYMES is an innovative One-Stop Celebration Platform & Marketplace that is making LYFE easier for parents or anyone to plan all parties, showers, holidays and celebrate milestones events in one place for LYFE. We are re-imagining the stressful planning process to the fun back into celebrations by providing time-savi ... see more

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Articles & activity

8,733 followers

LYFE is short, Celebrate More

Katie Cunningham
Published on LinkedIn

Think nailing down your 2019 financial plan and goals was tough? Try planning a baby shower. I certainly didn't. So when I volunteered to plan my close friends baby shower, I figured I'c ...see more

16 · 4 Comments

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#Mortgage Colleagues and Friends - Please Share or tag your...

Katie shared this
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Congratulations Max!

Katie commented

If you have a Party, Baby Shower or Holiday Entertaining on the horizon...

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Experience

Founder & CEO
LYFETYMES
Sep 2018 – Present · 1 yr 2 mos
San Antonio, Texas

LYFETYMES is an all-in-one digital tool to help you organize and plan every detail of your celebrations in life. LYFETYMES is an innovative end to end digital marketplace that helps connect all the steps in planning a party or celebration in one easy place. For birthdays, baby showers, graduations, holidays or ANY occasion- LYFETYMES saves you time and stress- after all, it was created by busy moms! LYFE is short. Celebrate More!

all, it was created by busy moms. LYFE is short, Celebrate More.

 **Party Time**

 **Director/ Consumer Finance Group**
PwC
Aug 2017 – Jul 2018 · 1 yr
San Antonio, Texas Area

Involved in a variety of client initiatives including end-to-end customer lending experiences, transforming lending sales models, planning and large-scale client acquisitions and lead strategy efforts, with emphasis on consumer acquisitions; assist clients on how to leverage technology to innovate and reimagine workforce. Worked with multiple fortune 100 … See more

 **VP, National Head of Mortgage Advisory**
Sindeo
Feb 2017 – Jul 2017 · 6 mos
San Francisco, California

Responsible for driving business growth by managing and developing a National Team of Mortgage Advisers focused on building and maintaining strong partnerships with our industry partners, including Real Estate Agents. Drive successful focused partnerships and relationships between advisory/sales and Real estate community. Responsible for key strategic r… See more

 **Citi**
17 yrs 1 mo

 **Head of Customer Acquisition, Sales Communication and Lead Strategy**
Oct 2013 – Jul 2015 · 1 yr 10 mos

Head of Consumer Cross-sell, Communication and Lead Strategy for Mortgage Originations at Citi. Responsible for multi-directional cross-sell initiatives in the North American franchise, including creation and execution of the Deepen and Acquire (DNA) campaign, which aims to increase the number of multi-relationship clients.

 **National Strategy and Revenue Initiatives Sales Director**
Dec 2008 – Oct 2013 · 4 yrs 11 mos

Strategic Sales Director responsible for creating and executing mortgage revenue initiatives, including new sales programs to the Retail Mortgage Sales organization and Retail Branch Network. Team results transformed Retail Mortgage interaction referral models, relationship incentives, and client choice, resulting in best-in-class sales model.

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Skills & Endorsements

Leadership · 41

 Endorsed by **DR. ISMAIL ALQUSSEIR**, who is highly skilled at this

 Endorsed by **17 of Katie's colleagues at Citi**

Sales · 38

 Endorsed by **Keith Padalecki and 1 other** who is highly skilled at this

 Endorsed by **15 of Katie's colleagues at Citi**

Management · 34

 Endorsed by **DR. ISMAIL ALQUSSEIR and 1 other** who is highly skilled at this

 Endorsed by **13 of Katie's colleagues at Citi**

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Recommendations

Received (0)   **Given (2)**

Pearlyn Benjamin
Application Engineer
June 27, 2017, Katie worked with Pearlyn in different groups

Pearlyn was an absolute pleasure to work with at Sindeo. She has enthusiasm, hard working and encompasses the definition of teamwork. She was always the first to raise her hand to help, solution a problem and work endless hours to make sure we hit the deadlines. She is an amazing individual personall... **See more**

Ken Ho, MBA, PE, MEngr
Experienced & Results-Driven Analytics, Risk, Marketing Strategy & Technologies Leader; Highly Rated People Manager
April 27, 2017, Katie was senior to Ken but didn't manage directly

Ken Ho worked with me at Citi and launched the Affluent Mortgage Customer Program. He was a great partner and consistently and pro-actively included others in its design and enhancements. Ken worked with Marketing, Sales, Operations, Credit Risk and other high-touch programs and succ... **See more**

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